News Release
Issued on behalf of RELX PLC and RELX NV

7.00am (BST)
22 October 2015

NINE MONTH TRADING UPDATE — 2015

RELX Group, the global professional information company, reports continued underlying revenue growth in the first nine months of 2015 and reaffirms the outlook for the full year.

•	Underlying revenue growth +3% in the first nine months of 2015

•	Acquired 14 content, data and exhibition assets year to date, for a total consideration of £91m, with several additional transactions nearing completion. Disposed of 11 assets for £72m

•	Completed £425m of the previously announced £500m share buyback, with the remaining £75m to be deployed by year end

•	The full year outlook is unchanged: We are confident that 2015 will be another year of underlying revenue, profit, and earnings growth —

Scientific, Technical & Medical

•	Underlying revenue growth +2%.

•	Our customer environment remains largely unchanged. Key business trends remained positive in the first nine months. In primary research we continued to see strong growth in article submissions and usage. Print book declines continued in line with the prior year.

•	Full year outlook: We expect 2015 to be another year of modest underlying revenue growth.

Risk & Business Information

•	Underlying revenue growth +7%.

•	Strong revenue growth across all key segments in the first nine months, driven by volume growth, the roll out of new products and services, and expansion into new verticals and adjacencies.

•	Full year outlook: We expect underlying revenue growth trends to continue.

Legal

•	Underlying revenue growth +1%.

•	Market conditions in the US and Europe remain stable. Electronic revenue growth was partially offset by print declines. The roll out of new platform releases continued.

•	Full year outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth.

Exhibitions

•	Underlying revenue growth +5%.

•	Underlying revenue growth trends in the US, Japan and Europe were unchanged. The slight reduction in overall growth rate reflects the macro economic slowdown in emerging markets.

•	Full year outlook: We expect underlying revenue growth trends to continue for the full year, with cycling out effects reducing the reported revenue growth rate by around four percentage points.

Underlying figures are additional performance measures used by management, and are calculated at constant currencies, excluding the results of all acquisitions and disposals made in both the year and prior year, assets held for sale, exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS
This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which RELX Group operates; demand for RELX Group’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting RELX Group’s intellectual property rights and other risks referenced from time to time in the filings of RELX Group with the US Securities and Exchange Commission.

About RELX Group:
RELX Group is a world-leading provider of information solutions for professional customers across industries. The group employs about 28,500 people of whom half are in North America. RELX PLC, the London Stock Exchange listed shareholding vehicle, holds 52.9% of the shares in RELX Group. RELX NV, the Amsterdam Stock Exchange listed shareholding vehicle, holds 47.1% of the shares in RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £24bn / €32bn / $37bn*.
*Note: Current market capitalisation can be found at www.relx.com